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FOR IMMEDIATE RELEASE

EATON VANCE MUNICIPAL BOND FUND TO CONDUCT TENDER OFFER

BOSTON, MA, May 21, 2020— Eaton Vance Municipal Bond Fund (NYSE American: EIM) (the “Fund”) announced today that it will conduct a tender offer for up to 5% of its outstanding common shares at a price per share equal to 98% of the Fund’s net asset value (“NAV”) per share as of the close of regular trading on the New York Stock Exchange (NYSE) on the date the tender offer expires. On January 21, 2020, the Fund announced that it would conduct the tender offer if, during a 120-day period that commenced on January 22, 2020 and ended on May 20, 2020, the Fund’s common shares trade at an average discount to NAV of more than 6% (based upon the average of the difference between its volume-weighted average market price and NAV each business day during the period). This condition was met. The Fund will commence the tender offer on or about June 25, 2020.

Additional terms and conditions of the tender offer will be set forth in the Fund's offering materials and additional press releases, as applicable. If the number of shares tendered in the tender offer exceeds the maximum amount of the tender offer, the Fund will purchase shares from tendering shareholders on a pro rata basis (disregarding fractional shares). Accordingly, there is no assurance that the Fund will purchase all of a shareholder's tendered common shares in the tender offer. The Fund may determine not to accept shares tendered in the tender offer under various circumstances, as will be set forth in the offering materials.

About Eaton Vance Corp.

The Fund’s investment adviser is Eaton Vance Management, a subsidiary of Eaton Vance Corp. Eaton Vance Corp. (NYSE: EV) provides advanced investment strategies and wealth management solutions to forward-thinking investors around the world. Through principal investment affiliates Eaton Vance Management, Parametric, Atlanta Capital, Calvert and Hexavest, the Company offers a diversity of investment approaches, encompassing bottom-up and top-down fundamental active management, responsible investing, systematic investing and customized implementation of client-specified portfolio exposures. As of April 30, 2020, Eaton Vance had consolidated assets under management of $465.3 billion. For more information, visit eatonvance.com.

About the Fund

Except pursuant to a tender offer, common shares of the Fund are available for purchase or sale only through secondary market trading at their current market price. Shares of closed-end funds (such as the Fund) often trade at a discount from their net asset value. The market price of a closed-end fund’s shares may vary from net asset value based on factors affecting the supply and demand for shares, such as fund distribution rates relative to similar investments, investors’ expectations for future distribution changes, the clarity of a fund’s investment strategy and future return expectations, and investors’ confidence in the underlying markets in which the fund invests. Fund shares are subject to investment risk, including possible loss of principal invested. Shares of the Fund are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. The Fund is not a complete investment program and you may lose money investing in the Fund. An investment in a Fund may not be appropriate for all investors. Before investing, prospective investors should consider carefully the Fund’s investment objective, risks, charges and expenses.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund. The Fund has not commenced the tender offer described in this release. The tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents filed with the U.S. Securities and Exchange Commission (“SEC”) as exhibits to a tender offer statement on Schedule TO, with all such documents available on the SEC’s website at www.sec.gov. The Fund will also make available to shareholders without charge the offer to purchase and the letter of transmittal. Shareholders should read these documents carefully, as they will contain important information about the tender offer.

This press release is for informational purposes only and is not intended to, and does not, constitute an offer to purchase or sell shares of the Fund. Additional information about the Fund, including performance and portfolio characteristic information, is available at www.eatonvance.com.

Statements in this press release that are not historical facts are forward-looking statements as defined by the U.S. securities laws. You should exercise caution in interpreting and relying on forward-looking statements because they are subject to uncertainties and other factors which are, in some cases, beyond the Fund’s control and could cause actual results to differ materially from those set forth in the forward-looking statements.

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